UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

October 28, 2005

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

No. 20-1, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: October 28, 2005	By:	/s/ Richard Wei
	Name:	Richard Wei
	Title:	Chief Financial Officer

Silicon Motion Technology Corporation Announces Third Quarter 2005 Results

Net income jumped 85% sequentially on the back of strong flash memory controller sales growth

Third Quarter 2005 Financial Highlights:

•	Revenue grew 20% year-over-year and 35% sequentially to NT$747 million (US$23.1 million)

•	Gross margin increased from 46.9% in 2Q05 to 52.3% in 3Q05

•	Net income increased 83% year-over-year and 85% sequentially to NT$215 million (US$6.7 million)

•	Diluted earnings per ADS was NT$6.85 (US$0.21), up from NT$4.51 (US$0.13) in 3Q04 and NT$4.32 (US$0.14) in 2Q05

Third Quarter 2005 Business Highlights:

•	Unit shipments of mobile storage products grew 143% year-over-year and 72% sequentially to 24 million units

•	Unit shipments of multimedia System-on-Chip (SoC) products grew 218% year-over-year and 21% sequentially to approximately 407,000 units

•	The Company shipped over 10 million SD and MMC controllers in the month of September

Taipei, Taiwan, R.O.C., October 27, 2005 – Silicon Motion Technology Corporation (NASDAQ : SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its third quarter 2005 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was NT$6.85 (US$0.21) in the third quarter of 2005 or 3Q05, an increase of 52% from NT$4.51 (US$0.13) in the same period of the previous year or 3Q04 and an increase of 59% from NT$4.32 (US$0.14) in the second quarter of 2005 or 2Q05. Net income for 3Q05 was NT$215 million (US$6.7 million), an increase from NT$117 million in 3Q04 and NT$116 million in 2Q05.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said, “We are pleased with our performance in the third quarter. We saw robust demand for our products in the quarter, particularly in flash memory card controllers for use in Secure Digital (SD) and MultiMediaCard (MMC) products. Despite constrained foundry and substrate capacity among our suppliers, we shipped a record 24 million flash memory card controllers and USB 2.0 flash disk controllers. Additionally, in an effort to constantly improve our customer relationships and meet their needs, we continued to build our R&D and technical support teams. In the fourth quarter of 2005, we anticipate launching a number of upgrades to our current products, and we believe that we should see continued strong demand for our products.”

Third Quarter Financial Review1

Sales

Net sales in the third quarter totaled NT$747 million (US$23.1 million), an increase of 20% from the third quarter of 2004 and 35% from the second quarter of 2005. By product, net sales from mobile storage products accounted for 87% of total net sales, which was an increase from 80% in the second quarter of 2005. Net sales from multimedia SoCs represented 13% of total net sales, which was down from 19% in 2Q05. Net sales from other products accounted for less than 1% of net sales.

As % of Net Sales	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
Mobile Storage Products	80%	80%	87%	92%	86%	80%	87%
Multimedia SoCs	20%	18%	13%	7%	13%	19%	13%
Others	0%	2%	0%	1%	1%	1%	0%
Total	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, grew 21% from 3Q04 and grew 47% from 2Q05 to NT$650 million (US$20.1 million). Unit shipments increased 143% from 3Q04 and 72% from 2Q05 to 24 million units. Both the year-over-year and sequential increases were driven by strong demand for the Company’s newer generation of SD, MMC, and USB 2.0 flash disk controllers. The average selling price or ASP per unit declined 15% from 2Q05.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, grew 18% from 3Q04 and decreased 12% from 2Q05 to NT$94 million (US$2.9 million). On a sequential basis, net sales of portable audio SoCs grew 21% while net sales of multimedia display processors fell by 16%. Unit shipments of multimedia SoC products increased 218% from 3Q04 and 21% from 2Q05 to approximately 407,000 units. The ASP per unit for multimedia SoC products declined

[1]

Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

27% from 2Q05 primarily because portable audio SoCs, which have lower selling prices compared to multimedia display processors, constituted a greater proportion of the total multimedia SoC product sales in the third quarter. Increased competition in the portable audio SoC market also contributed to the decline in ASP.

Unit Shipment (thousand units)	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
Mobile Storage Products	4,824	4,913	9,983	14,549	10,912	14,120	24,265
Multimedia SoCs	112	114	128	111	163	337	407
Others	2	34	3	—	17	59	3

The Company’s top customers in the quarter included A-Data Technology, All American Semiconductor, ATP Electronics Taiwan, Dynacard, Kingmax Digital, Lexar Media, Macrotron Systems, Power Digital Cards, Siltrontech Electronics, and Sunvision. The Company’s top 5 customers accounted for 48% of total net sales in 3Q05, compared to 38% in 2Q05.

Expenses

The cost of sales in 3Q05 totaled NT$357 million (US$11.0 million), an increase of 3% from 3Q04 and an increase of 22% from 2Q05. The year-over-year increase was driven primarily by higher assembly and test costs as a result of the higher unit shipments, though this was partially offset by lower total wafer costs. The sequential increase was driven primarily by higher total wafer costs and, to a lesser extent, higher assembly and test costs as a result of the higher unit shipments overall. Gross margin for the quarter was 52.3%, up from 44.2% in 3Q04 and from 46.9% in 2Q05.

Total operating expenses in 3Q05, which include sales and marketing expenses, general and administrative (G&A) expenses, research and development (R&D) expenses, and amortization of intangible assets, were NT$183 million (US$5.7 million), an increase of 68% from 3Q04 and an increase of 24% from 2Q05. Total operating expenses represented 24.5% of net sales, compared to 17.5% and 26.7% of net sales in 3Q04 and 2Q05, respectively. The Company’s operating margin increased from 26.7% in 3Q04 and 20.2% in 2Q05 to 27.8% in 3Q05.

Sales and marketing expenses in 3Q05 increased by 22% from 3Q04 and 21% from 2Q05 and represented 5.0% of net sales. The year-over-year increase was primarily driven by higher salary and benefits as well as higher commissions. The sequential increase was primarily due to higher salary and benefits and the higher expenses associated with samples for use in compatibility testing.

General and administrative expenses in 3Q05 increased by 133% year-over-year and 120% sequentially and represented 6.5% of net sales. The year-over-year and sequential increases were primarily due to higher professional fees associated with the ongoing legal and reporting requirements for publicly listed companies in the US, salary and benefits, and travel expenses.

Research and development expenses in 3Q05 increased 80% year-over-year and 2% sequentially and represented 12.8% of net sales. The year-over-year increase was driven by higher salary and benefits due to the higher R&D headcount, and higher project costs that resulted from greater number of R&D projects under development. The sequential increase in R&D expenses was due to increases in salary and benefits from the increase in R&D headcount, partially offset by decreases in project expenses and IP license fees.

In 2Q05, the Company incurred a loss on its inventory in the possession of a subcontractor due to fire. The Company is currently in the claims process with the subcontractor for an amount exceeding the book value of lost inventory. After consultation with its outside legal counsel, the Company believes it is highly probable for the Company to receive reimbursement for the lost inventory at full book value, and the Company subsequently recorded NT$42 million of inventory loss, offset by NT$42 million of fire loss reimbursement, resulting in zero impact to the earnings for the period. In connection with the inventory loss, the Company also recorded NT$8 million in other expenses in 3Q05 for amounts paid to certain customers for delays in shipment caused by the fire.

The company-wide headcount increased 14% from 196 at the end of 2Q05 to 224 at the end of 3Q05. A large majority of the headcount increase took place in our research and development department.

Earnings

Net income totaled NT$215 million (US$6.7 million) in 3Q05, an increase of 83% from NT$117 million in 3Q04 and an increase of 85% from NT$116 million in 2Q05. The net margin was 28.8%, up from 18.9% in 3Q04 and 21.0% in 2Q05. Diluted earnings per ADS were NT$6.85 (US$0.21), up 52% from NT$4.51 (US$0.13) in 3Q04 and up 59% from NT$4.32 (US$0.14) in 2Q05.

As part of the Company’s initial public offering, 4.3 million American Depositary Shares were issued in July 2005. Using the as adjusted share count, the Company’s basic earnings per ADS in the first and second quarters of 2005 would have been NT$3.13 (US$0.10) and NT$3.79 (US$0.12), respectively, and the Company’s diluted earnings per ADS in the first and second quarters of 2005 would have been NT$3.13 (US$0.10) and NT$3.73 (US$0.12), respectively.

Balance Sheet

At the end of the third quarter of 2005, the Company had NT$1,625 million (US$49.0 million) in cash and cash equivalent funds and NT$993 million (US$29.9 million) in short-term investments. Accounts receivable (A/R) increased from NT$296 million at the end of 2Q05 to NT$479 million (US$14.4 million) at the end of 3Q05. The average A/R turnover days increased from 45 days to 47 days. Inventory increased from NT$202 million at the end of 2Q05 to NT$232 million (US$7.0 million) at the end of 3Q05. The average inventory turnover days decreased from 87 days to 56 days. Total assets grew from NT$1,975 million at the end of 2Q05 to NT$3,832 million (US$115.5 million) at the end of 3Q05, primarily due to the approximately US$41 million net cash proceeds received from the closing of the Company’s initial public offering in July 2005.

Current liabilities increased from NT$309 million at the end of 2Q05 to NT$582 million (US$17.5 million) at the end of 3Q05, primarily due to increases in accounts payable and accrued expenses. There was no material change in the Company’s long-term liabilities.

In early July, Silicon Motion issued 17.2 million new ordinary shares, representing 4.3 million American Depositary Shares as part of the Company’s initial public offering. Since the offering, there are now 122.612 million ordinary shares outstanding, which is equivalent to 30.653 million American Depositary Shares.

4Q05 Business Outlook:

The Company currently expects its revenues in 4Q05 to grow by 10-15% from 3Q05. The Company estimates that its operating margin in 4Q05 may be flat or slightly up from the 3Q05 level.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 11:00 am Eastern Time on October 28. A webcast of this conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, per share data, and share count)

(unaudited)

	For the 3 Months Ended Sep. 30, 2004 (NT$)		For the 3 Months Ended Jun. 30, 2005 (NT$)		For the 3 Months Ended Sep. 30, 2005 (NT$)		For the 3 Months Ended Sep 30, 2005 (US$)[2]	Change from 3Q04 (%)	Change from 2Q05 (%)
Net Sales		621,988		551,747		747,012	23,131	20	35
Cost of sales		347,172		292,886		356,688	11,045	3	22

Gross profit		274,816		258,861		390,324	12,086	42	51
Operating expenses
Research & development		53,112		93,480		95,690	2,963	80	2
Sales & marketing		30,651		30,827		37,372	1,157	22	21
General & administrative		20,851		22,054		48,489	1,501	133	120
Amort. of intangible assets		4,439		1,125		1,126	35	(75)	—

Subtotal		109,053		147,486		182,677	5,656	68	24

Operating income		165,763		111,375		207,647	6,430	25	86
Non-operating income (expense)
Gain on sale of investments		1,544		2,783		3,394	105	120	22
Interest income (net)		40		518		11,725	363	29,213	2,164
Foreign exchange gain		673		1,362		4,710	146	600	246
Others		80		264		(6,356)	(197)	(8,045)	(2,508)

Subtotal		2,337		4,927		13,473	417	477	173

Income before tax		168,100		116,302		221,120	6,847	32	90
Income tax (expense) benefit		50,802		179		6,021	186	(88)	3,264

Net income	NT$	117,298	NT$	116,123	NT$	215,099	$6,661	83	85

Basic earnings per ADS	NT$	4.51	NT$	4.41	NT$	7.02	$0.22
Diluted earnings per ADS	NT$	4.51	NT$	4.32	NT$	6.85	$0.21
Margin Analysis:
Gross margin		44.2%		46.9%		52.3%
Operating margin		26.7%		20.2%		27.8%
Net margin		18.9%		21.0%		28.8%
Additional Data:
ADS equivalents (thousand)[3]		25,994		26,353		30,653
Diluted ADS equivalents (thousand)		25,994		26,872		31,389

[2]	The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.2948 to US$1 for the third quarter of 2005 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York.

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(NT$ thousands, except percentages, per share data, and share count)

(unaudited)

	For the Nine Months Ended Sep. 30, 2004		For the Nine Months Ended Sep. 30, 2005		Change (%)
Net Sales		1,403,697		1,814,020	29
Cost of sales		782,249		940,303	20

Gross profit		621,448		873,717	41
Operating expenses
Research & development		167,290		258,206	54
Sales & marketing		101,907		100,207	(2)
General & administrative		83,718		95,841	14
Amortization of intangible assets		13,318		3,376	(75)

Subtotal		366,233		457,630	25

Operating income		255,215		416,087	63
Non-operating income (expense)
Gain on sale of investments		5,597		9,122	63
Interest income (net)		241		12,773	5,200
Foreign exchange gain (loss)		(3,367)		4,522	234
Others		521		(6,109)	(1,273)

Subtotal		2,992		20,308	579

Income before tax		258,207		436,395	69
Income tax expense		84,254		9,128	(89)

Net income	NT$	173,953	NT$	427,267	146

Basic earnings per ADS	NT$	6.73	NT$	15.37
Diluted earnings per ADS	NT$	6.73	NT$	14.98
Margin Analysis:
Gross margin		44.3%		48.2%
Operating margin		18.2%		22.9%
Net margin		12.4%		23.6%
Additional Data:
ADS equivalents outstanding (thousand)		25,840		27,792
Diluted ADS equivalents (thousand)		25,840		28,527

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2004		Jun. 30, 2005		Sep. 30, 2005
Cash and cash equivalents		727,165		149,658		1,624,817
Short-term investments		154,428		885,551		993,382
Accounts receivable, net		449,572		295,590		478,878
Inventories		509,149		202,143		232,341
Refundable deposits - current		107,527		95,000		95,000
Deferred income tax assets, net		35,330		9,944		7,798
Prepaid expenses and other current assets		68,337		177,931		214,583

Total current assets		2,051,508		1,815,817		3,646,799
Long-term investments		3,142		3,142		3,142
Property and equipment (net)		65,657		78,717		82,064
Intangible assets, net		6,843		4,593		3,468
Other assets		39,887		72,975		96,289

Total assets	NT$	2,167,037	NT$	1,975,244	NT$	3,831,762

Accounts payable		545,818		131,872		353,485
Income tax payable		78,133		45,224		64,518
Accrued expenses and other current liabilities		88,139		132,146		164,114

Total current liabilities		712,090		309,242		582,117
Accrued pension cost		4,813		6,144		7,855
Other long-term liabilities		1,901		1,592		1,467

Total liabilities		718,804		316,978		591,439
Shareholders’ equity		1,448,233		1,658,266		3,240,323

Total liabilities & shareholders’ equity	NT$	2,167,037	NT$	1,975,244	NT$	3,831,762

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the registration statement on Form F-1 filed on June 24, 2005, as amended. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Richard Wei Chief Financial Officer Tel: (US) 1 408 501 5386, (Taiwan) 886 3 552 6888 x2886 Fax: +886 3 552 6988 E-mail: ir@siliconmotion.com	Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com.tw